WOODSIDE

20 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 20 April 2006:
  - First Quarter Report for period ended 31 March 2006

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 5/1

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 20 APRIL 2006
8:00AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FIRST QUARTER REPORT
FOR PERIOD ENDED 31 MARCH 2006

Key Points

Production Volume

- During the quarter cyclones negatively impacted the North West Shelf however the Q1 2006 production of 14.3 million barrels oil equivalent (MMboe) benefited from first oil in Mauritania (February 2006) and Gulf of Mexico production (Gryphon acquisition Q3 2005). As a result production was 1.3% higher than the previous corresponding period of Q1 2005.
- The March quarter production volume was however, 3.3% lower than the previous quarter with less production due to cyclone effects on the North West Shelf and natural oil field decline at Laminaria-Corallina, Legendre and Mutineer-Exeter.

Sales Volume

- Q1 2006 sales volume of 13.7MMboe was 4.2% lower than the previous corresponding period of Q1 2005 and 7.2% lower than the previous quarter, due to timing of uplifts.

Revenue

- Quarterly sales revenue of A$719.9 million was 25.2% higher than the previous corresponding period of Q1 2005, largely in response to higher oil prices. However the Q1 2006 sales revenue was 5.1% lower when compared to the previous quarter due to the lower sales volumes.

Activities

- With the successful start-up of Mauritanian production, Woodside now has production from four countries across three continents. Chinguetti production was achieved less than 21 months after the final investment decision and less than five years after initial discovery.
- The Enfield oil project is progressing well. Start-up is now expected late Q2 2006 to early Q3 2006; well ahead of the original Q4 2006 target. The Otway gas project is expected to start-up in Q3 2006.
- The Vincent oil project was approved in March 2006. First oil from Vincent is planned for 2008, with initial production of about 100,000 bbl of oil per day. Woodside has hedged some production to lock in a prudent return during the first phase of development.
- The North West Shelf Venture signed a Heads of Agreement to supply 1.2 to 1.4mtpa of LNG to Chugoku Electric.
- Pluto-3 appraisal intersected a gross hydrocarbon column of 102 metres and flowed at a maximum rate of 31.7MMscfg per day, tubing constrained. Results confirmed expectations and successfully delineated the eastern flank of the field. Pluto-4 is planned for Q2 2006. Heads of Agreement have been signed to provide Tokyo Gas and Kansai Electric with a combined volume of 3.25 to 3.75mtpa of LNG from Pluto.
- The first Libyan onshore exploration well was spudded in the Sirte Basin on 3 March 2006.
- Subsequent to the end of the quarter, Thylacine South successfully intersected a gross gas section of approximately 223 metres. The significance of this result is being evaluated.

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

(Mcfg) = thousand cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream*

PRODUCTION ACTIVITIES

AUSTRALIA

- **North West Shelf Venture**

Domestic Gas: Production of 529 TJ per day (Woodside share: 261 TJ per day) decreased from 548 TJ per day (Woodside share: 264 TJ per day) in the previous quarter due to lower customer demand.

LNG: Production of 31,222 tonnes per day (Woodside share: 5,204 tonnes per day) was lower than the previous quarter of 33,447 tonnes per day (Woodside share: 5,574 tonnes per day) due to warmer seasonal conditions and production restrictions due to the impact of Tropical Cyclone activity.

Condensate: Production of 93,159 bbl per day (Woodside share: 21,936 bbl per day) was lower than the previous quarter of 101,155 bbl per day (Woodside share: 23,201) due to lower gas rates and production restrictions caused by cyclones.

Cossack Pioneer oil: Production of 50,065 bbl per day (Woodside share: 8,344 bbl per day) was lower than the previous quarter of 63,833 bbl per day (Woodside share: 10,639 bbl per day) due to Cossack Pioneer being taken off station to avoid several Tropical Cyclones.

The Cossack Pioneer disconnected from its riser turret mooring on 8 January 2006 to avoid Cyclone Clare. On 11 January, while Cossack Pioneer was reconnecting, the hydraulic winch jammed and subsequently the lifting wire broke. This resulted in the Cossack Pioneer being off station until 9 February 2006.

LPG: Production of 2,355 tonnes per day (Woodside share: 392 tonnes per day) decreased from the previous quarter of 2,612 tonnes per day (Woodside share: 435 tonnes per day) due to lower gas and condensate rates.

- **Laminaria and Corallina:**

Combined production of 15,163 bbl per day (Woodside share: 9,954 bbl per day) was lower than the previous quarter of 18,973 bbl per day (Woodside share: 12,513) due to the continued shut in of Laminaria-2 (awaiting subsea flowline repairs) and Laminaria-8 (awaiting repair of the subsea wellhead). Corallina-3 was shut in from 11 January to 9 February 2006 for repairs to the subsea control module. Repairs for Laminaria-8 and Laminaria-2 are scheduled in June-July 2006. Total production in March was steady with a monthly average of 21,032 bbl per day (Woodside share: 13,876 bbl per day).

- **Legendre:**

Production of 5,338 bbl per day (Woodside share: 2,453 bbl per day) was lower than the previous quarter of 8,309 bbl per day (Woodside share: 3,817 bbl per day) due to the impact of Tropical Cyclones. Production was successfully restarted after each event. Facility production performance was above expectation during the few stable periods of the quarter averaging about 8,800 bbl per day.

- **Mutineer-Exeter:**

Production of 39,115 bbl per day (Woodside share: 3,207 bbl per day) was lower than the previous quarter of 62,142 bbl per day (Woodside share: 5,096 bbl per day) due to natural field decline and Tropical Cyclone activity. Three additional production wells will be drilled commencing Q2 2006.

AFRICA

- **Mauritania - Chinguetti:**

In February 2006 the Chinguetti field successfully produced first oil in Mauritania, less than 21 months after the project's final investment decision and less than five years after the initial discovery.

Oil production has been in line with expectations. Water injection has been fully commissioned and is operational. The gas injection system is currently being commissioned, with completion expected Q2 2006.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (Woodside 20% working interest; 17.5 % net revenue interest)

  Development and fabrication has commenced. The project is approximately 20% complete. Drilling activity is anticipated to start during May 2006. The project schedule has been stressed due to Gulf of Mexico hurricane activity in 2005. However the project is still expected to deliver first oil during late 2007.

- **Matagorda Island 806 (Woodside 50% working interest; 38.75% net revenue interest)**

  The Matagorda Island 806 pipeline was inspected and the well brought back online in late January 2006 to 2 MMcfg per day (Woodside share). Production is flowing at reduced rates due to liquid constraints at the onshore processing facilities.

- **Other Gulf of Mexico shelf developments** are ongoing and could contribute some 30 to 35MMcfg per day (Woodside share) before the end of Q2 2006. They include:-

  Brazos A039 - 'Midway Project' (Woodside 50 % working interest; 47.5% net revenue interest) is nearing completion. The operator, Pioneer has set the deck and is currently hooking up the well for first production in Q2 2006.

  Galveston 298 (Woodside 100% working interest; 82.30% net revenue interest). The installation of the pipeline is expected to commence in April. First production is expected in mid April 2006.

  Galveston 210 (Woodside 16.67 % working interest; 13.39% net revenue interest). Platform and pipeline installations are expected to start in April and first production is expected late April 2006.

  High Island-A341 (Woodside 40% working interest; 31.73% net revenue interest). Mariner as Operator plans to spud a second well in 2006 with the installation of the platform and pipeline in late April 2006. Production is expected to commence in Q2 2006.

  Mustang Island 804 - 'Mustang Island' (Woodside 75% working interest; 62.25% net revenue interest). The structure has been installed and the pipeline has been laid and awaits connection to the Mustang Island 804-1 well. First production is estimated in May 2006 following final pipeline hook-up.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during Q1 2006 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Pluto-3	Carnarvon, WA-350-P	Gas	100.00	29 December	3,530	Successful appraisal
Taj-1	Carnarvon, WA-20-L	Oil	59.32	2 February	2,049	Unsuccessful
Pleiades-1	Carnarvon, WA-1-P	Oil	59.32	13 February	3,567	Unsuccessful
Thylacine South-1 ⊓	Otway, T/30P	Gas	51.55	17 March	3,245	Drilling at end of quarter
AFRICA						
Zoulé-1	Mauritania, PSC C6	Oil	37.58	25 December	3,730	Unsuccessful
Doré-1	Mauritania, PSC B	Oil	53.85	18 January	2,267	Unsuccessful
A1-NC209	Libya, NC209	Oil	45.00	3 March	4,120#	Drilling at end of quarter
UNITED STATES						
Egmont-1*	GoM, MC413	Oil / Gas	30.00	1 August	4,570	Unsuccessful
Undefeated-1	GoM, GA345	Gas	41.00	13 September	4,420	Unsuccessful
King Kong-3*	GoM, VR16	Gas	20.00	22 November	4,920	Appraisal zone to be completed for production. Exploration target unsuccessful
Claymore-1*	GoM, AT140	Oil	10.00	22 January	7,620#	Drilling at end of quarter
Topaz-4	GoM, EB157	Gas	24.00	27 January	3,550	Unsuccessful
HI 131-2	GoM, HI131	Gas	25.00	28 January	5,120#	Drilling at end of quarter
Wesson-1	GoM, MU771L	Gas	38.00	6 February	5,750#	Drilling at end of quarter
WC297 #1	GoM, WC297	Gas	100.00	28 March	4,650#	Drilling at end of quarter

\# Proposed total depth
^ Reported depths referenced to the rig rotary table
* Not operated by Woodside
⊓ Deviated well, surface location in production licence T/L 2

East Breaks 157 - 'Topaz Prospect'

The Topaz-4 well, located in East Breaks Block 157, reached the proposed total depth of 3,550 metres. It was logged and being deemed unsuccessful, plugged and abandoned during the quarter.

High Island Block 131 - 'King of the Hill Prospect'

The HI 131, #2 well is located in the High Island Block 131. During the quarter the well had reached a total depth of 4,317 metres at which point 9-5/8" casing was set and cemented. Subsequent to the end of the quarter the well reached a total depth of 4,964 metres. Hydrocarbons were intersected and additional drilling opportunities are being evaluated. The High Island Block 131 lease is eligible for Deep Gas Royalty Relief.

Mustang Island 771L - 'Wesson Prospect'

The MU 771-1 well is located in Mustang Island Block 771. During the quarter, the well had reached a total depth of 4,412 metres at which point 9-5/8" casing was set and cemented.

West Cameron Block 297

The WC 297-1 well, located in West Cameron Block 297, commenced drilling on 28 March 2006. The well has been drilled to a total well depth of 248 metres.

Seismic surveys conducted during Q1 2006 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AUSTRALIA			
Browse	Snarf	3D	670 – completed
Carnarvon	Pluto North	3D	795 - completed
Great Australian Bight	Trim	3D	1,250 – completed
Carnarvon	Willem	3D	1,810 – in progress
Otway	Aragorn	3D	1,200 - in progress
AFRICA			
Libya	NC210	2D	4,418 – completed
Libya	Contract Areas 36,52,53	3D	1,685 – completed
Libya	Contract Areas 35,36,52,53	2D	7,738 – completed
Libya	NC207	2D	2,064 – in progress
Algeria	Ksar Hirane, Block 408a/409*	2D	1,300 – in progress

*Not operated by Woodside.

Exploration or appraisal wells planned to commence in Q2 2006:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Pluto-4	Carnarvon, WA-350-P	Gas	100.00	980	3,600	Appraisal, ~5.5km north-east of discovery well Pluto-1
Brecknock-3	Browse, WA-32-R	Gas	50.00	673	3,780	Appraisal, ~5.5km north-west of Brecknock-1 discovery well
Huntsman-1	Carnarvon, WA-297-P	Gas	25.17	1,470	4,420	Exploration, 360km north-east of the North Rankin platform
Goodwyn 10A	Dampier, WA-5-L	Gas	16.67	128	3,290	Appraisal, 6.7km distance from Goodwyn A Platform
AUSTRALIA / TIMOR SEA						
Kuda Tasi-3	Timor Sea, JPDA 03-01	Oil	40.00	400	3,500	Appraisal
AFRICA						
A1-NC210	Libya, Murzuq Basin	Oil & Gas	45.00	onshore	790	Exploration, 30 km south of the Atshan oil and gas Field
A1-NC205	Libya, Sirte Basin	Oil & Gas	45.00	onshore	2,450	Exploration
ODC-1*	Algeria, 401D	Oil	26.25	onshore	3,170	Exploration

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

	Q1 2006	Q4 2005	Q1 2005	3 months 2006	3 months 2005
Sales Revenue (A$ millions)					
NWS Domgas & LNG [1]	250.8	271.2	218.3	250.8	218.3
Condensate	157.2	162.7	141.6	157.2	141.6
Cossack Oil	63.1	71.9	99.1	63.1	99.1
Liquefied Petroleum Gas	30.1	34.1	16.9	30.1	16.9
Laminaria Oil[1]	71.2	102.9	40.7	71.2	40.7
Legendre Oil[1]	28.2	28.4	41.5	28.2	41.5
Mutineer Exeter Oil	30.7	47.4	-	30.7	-
Ohanet Condensate	11.5	10.8	10.1	11.5	10.1
Liquefied Petroleum Gas	7.6	7.2	6.8	7.6	6.8
Gulf of Mexico Gas[2]	31.3	20.7	-	31.3	-
Condensate[2]	4.9	1.5	-	4.9	-
Oil[2]	0.3	0.1	-	0.3	-
Chinguetti Oil	33.0	-	-	33.0	-
Total	719.9	758.9	575.0	719.9	575.0
Exploration and Evaluation Expenditure (A$ millions)					
Exploration					
Expensed	114.9	142.3[5]	44.5	114.9	44.5
Capitalised[3,4]	27.7	2.7[5]	3.4	27.7	3.4
Evaluation					
Expensed	5.0	(13.1)	-	5.0	-
Capitalised[4]	90.1	73.4	37.7	90.1	37.7
Total	237.7	205.3	85.6	237.7	85.6
Capital Expenditure (A$ millions)					
Oil & Gas Properties[4]	320.0	376.7	339.6	320.0	339.6
Other Property, Plant & Equipment	0.7	3.7	0.1	0.7	0.1
Total	320.7	380.4	339.7	320.7	339.7

1 Sales revenue excludes realised and unrealised gains/losses on embedded derivatives. Where applicable, 2005 prior quarter comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

2 Gulf of Mexico revenue has been reported net of royalties and net of any realised gain/loss on effective hedges. Further some hedges in place at the time of the Gryphon acquisition have been deemed ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues.

3 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

4 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

5 2005 Q4 comparatives have been adjusted to reflect the subsequent write-off of the Egmont-1 well, amounting to $19.6M.